Exhibit J

Vivo Capital Issues Letter to Sinovac Biotech Shareholders Addressing the Company’s False and Misleading Claims

Affirms Support for Fair and Equitable Dividend Distribution for All Shareholders by Sinovac

Corrects the Company’s Misrepresentations of Vivo’s Capital Contributions, Which Have Been Critical to Sinovac’s Commercial Success and Ability to Return Capital to Shareholders

Calls on All Shareholders to Stand up for Transparent Corporate Governance and Elect Qualified Directors to the Board at Upcoming Special Meeting on July 8

PALO ALTO, Calif.--(BUSINESS WIRE)--Vivo Capital (“Vivo” or “we”), a leading global investment firm focused exclusively on healthcare and life sciences and an approximately 8% shareholder in Sinovac Biotech Ltd. (NASDAQ:SVA) (“Sinovac” or the “Company”), today sent a letter to shareholders.

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Dear Fellow Sinovac Shareholders,

We, Vivo Capital (“Vivo”), write to you as fellow shareholders of Sinovac Biotech Ltd. (“Sinovac” or the “Company”) to address a number of statements in the April 29, 2025 letter from Sinovac’s Board of Directors (the “Board”) that we believe are false, and to reaffirm our commitment to upholding the best interests of all shareholders and to transparent corporate governance.

The Board has deceptively portrayed recent events as centering around a dispute with Vivo only. But the problem is at Sinovac’s Board, not at Vivo. In fact, Sinovac’s Board has precipitated a corporate governance crisis that threatens the Company’s future growth and has eroded its credibility with all shareholders. After the Privy Council ruled in January that five (5) directors had been elected in February 2018 consistent with Antiguan law, a new Board was installed—but contrary to the claims of the Board, its composition did not match the slate the Privy Council had considered. With no transparency, multiple directors have purportedly resigned and been replaced within three months, casting substantial uncertainty over the Company’s corporate governance and stability. Further, the Company’s independent auditor, Grant Thornton Zhitong Certified Public Accountants LLP, resigned in response to the Board’s April 1, 2025 statement that attempted to cast doubt on the validity of the Company’s corporate actions over the past seven years.1 This resignation, in turn, prompted Sinovac’s own management to publicly express concerns that the current Board’s actions have disrupted Sinovac’s compliant operations and governance.2

Further, dissatisfaction with the current Board does not just come from Vivo. Another major shareholder, SAIF Partners, formally requisitioned a special meeting of shareholders, which will be held on July 8, to elect new directors to the Board.3

[1]	Sinovac’s Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) dated April 21, 2025, available at https://www.sec.gov/Archives/edgar/data/1084201/000110465925036821/tm2512765d1_6k.htm.

[2]	Press Release, Sinovac Management Statement Regarding Auditor Resignation, available at: https://www.globenewswire.com/news-release/2025/04/22/3065123/0/en/SINOVAC-Management-Statement-Regarding-Auditor-Resignation.html.

[3]	SAIF Partners IV L.P.’s Schedule 13D filed with the SEC, available at: https://www.sec.gov/Archives/edgar/data/1084201/000110465925041188/xslSCHEDULE_13D_X01/primary_doc.xml.

In its April 29 letter, the Board continued its attempts to rewrite the Company’s history. As shareholders, you will have an important decision regarding the future of your investment—so we want to ensure you have the accurate information regarding these matters:

1.	Vivo supports the distribution of dividends. The Board’s suggestion that Vivo aims to prevent shareholders from receiving dividends is false. As an investment firm, we fully expect the Company to distribute excess cash to all shareholders, including ourselves, as we are committed to fulfilling our fiduciary duties to our limited partners by seeking timely investment returns. However, the Board must ensure that any dividend payments are made lawfully and equitably, to the benefit of all shareholders, rather than by excluding long-time shareholders like Vivo for the personal benefit of individual Board members.

2.	Vivo has never controlled the Company’s Board. Since our PIPE investment in July 2018, Vivo has held approximately 8% of the Company’s shares and has had only one representative on its six-seat Board. Contrary to the current Board’s statement, Vivo has never sought nor possessed control of the Board or the Company. 1Globe and OrbiMed, on the other hand, who have now sued Vivo and another investor in Antigua, fully control the current Board with three purported seats held by directors of their choosing, two of whom were not on the slate proposed at the Annual General Meeting in February 2018 (the “AGM”), despite holding only a minority interest.

3.	1Globe’s war against the Company directly led to NASDAQ trading halt. The Board has claimed that Vivo controlled the former Board and caused the NASDAQ trading halt. This is also false. The former Board was in place before Vivo’s initial investment in the Company, which occurred six months after 1Globe ambushed the AGM. 1Globe subsequently launched a prolonged legal battle against the Company. As a result of the 1Globe litigation, the trading of Sinovac’s stock was halted in February 2019. The recent resignation of the independent auditor has resulted in Sinovac’s inability to timely file its annual report with the SEC,[4] which in turn led to a notification of non-compliance from the NASDAQ.[5] The Company is required to submit a plan to regain compliance by July 15, 2025 and may risk being delisted if the plan is not accepted by the NASDAQ.

4.	Vivo made its PIPE investment in good faith, responding to the Company’s financial needs. Vivo invested in Sinovac in July 2018, when the Company needed capital to launch two vaccine projects and to further develop its production facility in Beijing. At that time, the Company lacked surplus cash reserves and was unable to secure additional bank financing due to 1Globe’s litigation against the Company. It was under these circumstances that we invested in the Company through the PIPE—an arm’s length investment made in good faith.

[4]	Sinovac’s Form 12b-25 (Notification of Late Filings) filed with the SEC dated April 29, 2025, available at https://www.sec.gov/Archives/edgar/data/1084201/000110465925041192/tm2512765d2_nt20f.htm.

[5]	Sinovac’s Form 6-K filed with the SEC dated May 23, 2025, available at https://www.sec.gov/Archives/edgar/data/1084201/000110465925052180/tm2515927d1_6k.htm.

5.	Vivo’s capital contributions were critical to successful development and commercialization of COVID-19 vaccine. At the beginning of 2020, Sinovac’s Beijing operating entity Sinovac Life Sciences Co., Ltd. (“SLS”) was in a dire situation, as the capital required for the development and production of CoronaVac far exceeded its available funds. Vivo aided in at least three ways:

●	First, the cash injection from the PIPE investment enabled Sinovac to provide approximately $24 million in total to SLS for CoronaVac’s development.

●	Second, when 1Globe’s protracted lawsuit led to the NASDAQ trading halt and prevented Sinovac from securing additional financing, Vivo and its co-investor each provided $7.5 million to SLS through a convertible bond structure in May 2020, ensuring the successful completion of CoronaVac’s clinical trials. Vivo made this investment notwithstanding the significant uncertainties around CoronaVac’s viability and profitability as it had not even completed its Phase I clinical trial at that time.

●	Third, Vivo introduced additional investors to SLS, who subsequently provided $527 million of much-needed additional capital for ramping up CoronaVac’s production at the end of 2020. SLS enjoyed a higher valuation in this round, because by then China had approved CoronaVac’s emergency use, Phase III clinical trials were underway globally, a key production facility had begun operations, and the Company had received vaccine purchase orders from customers.

Vivo’s contributions were vital to the success of CoronaVac and have benefitted all shareholders. By contrast, 1Globe purchased all of its Sinovac shares from the open market without contributing a single dollar, or otherwise providing any support, to the Company.

6.	There is no “double-dip” attempt by Vivo in receiving dividends. The Board misleadingly asserted that Vivo intends to “double-dip” on dividends. As explained above, Vivo made two separate investments in the Company, including the PIPE investment in the holding company and the convertible bond investment in SLS, both of which were essential in supporting the success of the CoronaVac. These were arm’s length transactions based on public trading price and/or independent third-party fairness opinions. Although SLS has issued dividends (including dividends to Sinovac, the public parent company, proportionate to its ownership), Vivo, like our fellow shareholders, has never received any dividend for its shareholding in the holding company.

The Board’s recent actions, including its threat to invalidate the PIPE transaction notwithstanding 1Globe’s inability to obtain such relief in seven years of litigation in Antigua, left Vivo with no choice but to initiate legal proceedings. Vivo is litigating not just to protect its own interests, but the interests of all shareholders. We are gravely concerned about the Board’s improper actions which have directly undermined the Company’s governance and precipitated the current crisis, as evidenced by the resignation of the Company’s independent auditor, the Company’s delayed filing of its annual report with the SEC, and its receipt of notification of non-compliance from the NASDAQ.

Our position is clear: all shareholders deserve to be treated fairly and equitably. Importantly, the Board’s current actions risk harming all shareholders, as the Board’s attempt to disenfranchise long-term shareholders like Vivo sets an alarming precedent of how it values and rewards key investors and how it views the legal and contractual obligations of the Company. Indeed, the Board is now attempting to illegally exclude Vivo and another long-term shareholder from the July 8 shareholders meeting. These actions would, among other things, make it harder for Sinovac to attract investors in the future, hurting the Company and all of its shareholders.

We urge all of our fellow shareholders to join us in helping to restore trust in the Company’s governance. We appreciate your continued support as we work to ensure the Company’s future is built on integrity, transparency, and respect for all stakeholders.

Sincerely,

Vivo Capital LLC

About Vivo Capital

Founded in 1996, Vivo Capital is a leading global healthcare investment firm with a diverse, multi-fund investment platform spanning venture capital, growth equity, buyout, and public equities. The Firm has approximately $5.3 billion in regulatory assets under management and has invested in over 430 public and private companies globally. Headquartered in Palo Alto, California, the Vivo team consists of more than 75 multi-disciplinary professionals. Vivo invests broadly in healthcare across multiple sub-sectors, including biotechnology, pharmaceuticals, medical devices, and healthcare services, with a focus on the largest healthcare markets globally.

Contacts

Media
Pro-vivo@Prosek.com

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